SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                                  GenCorp Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   3686821006
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 17, 2006
--------------------------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      3686821006              SCHEDULE 13D/A         PAGE 2 of 6
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                PIRATE CAPITAL LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    889,200 (see Item 5)
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,674,200 (see Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                4,674,200 (see Item 5)

--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                8.5% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.      3686821006              SCHEDULE 13D/A         PAGE 3 of 6
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Thomas R. Hudson Jr.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                3,785,000 (see Item 5)

                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    889,200 (see Item 5)
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,674,200 (See Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                4,674,200 (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                8.5% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.      3686821006              SCHEDULE 13D/A         PAGE 4 of 6
------------------------------                             ---------------------

     The Schedule 13D filed on November 15, 2004 by Pirate Capital LLC, a Delaware limited liability company, and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $0.10 par value (the "Common Stock"), of GenCorp Inc. (the "Issuer"), as amended by Amendment No. 1 filed on July 15, 2005, Amendment No. 2 filed on October 31, 2005, Amendment No. 3 filed on December 9, 2005, Amendment No. 4 filed on January 10, 2006, Amendment No. 5 filed on January 17, 2006 and Amendment No. 6 filed on January 30, 2006, is hereby further amended as set forth below by this Amendment No. 7. The principal executive office of the Issuer is located at Highway 50 & Aerojet Road, Rancho Cordova, California 95670.



ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Schedule 13D is hereby amended and restated as follows:

     Funds for the purchase of the Common Stock were derived from available capital of the Holders. A total of approximately $82,102,227 was paid to acquire the Common Stock as detailed in Item 5.


Item 4.           PURPOSE OF TRANSACTION

     Item 4 of the Schedule 13D is hereby amended by the addition of the following:

     On February 21, 2006, the Reporting Persons and certain related parties filed a preliminary proxy statement with the Securities and Exchange Commission relating to the solicitation of proxies in connection with the Issuer's 2006 annual meeting of shareholders, in which they seek support from shareholders (i) to elect three nominees to the board of directors - David A. Lorber, Todd R. Snyder and Robert C. Woods, and (ii) in favor of a resolution that the board of directors take the necessary steps so that all directors stand for election annually, beginning with the 2007 annual meeting of shareholders. The Reporting Persons intend to solicit proxies from shareholders of the Issuer in favor of these proposals. Also on February 21, 2006, the Reporting Persons and certain related parties commenced litigation in the Court of Common Pleas, Cuyahoga County, Ohio, seeking declaratory and injunctive relief to prevent GenCorp from seeking to invoke the Ohio Control Share Acquisition Act in an effort to defeat the proxy solicitation. A copy of the press release disclosing these matters is attached hereto as Exhibit C.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER

     Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

     (a) As of the close of business on February 17, 2006, the Reporting Persons beneficially owned 4,674,200 Shares, constituting approximately 8.5% of the shares of Common Stock outstanding. The percentages of shares of Common Stock reported to be beneficially owned by the Reporting Persons are based upon 55,091,138 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of January 31, 2006 as reported in the Issuer's annual report filed on Form 10-K for the fiscal year ended November 30, 2005.

     (b) By virtue of its position as general partner of Jolly Roger Fund LP and an agreement between it and the sole owner of Mint Master Fund, Ltd., Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition of, all of the Shares owned by Jolly Roger Fund LP and Mint Master Fund Ltd. By virtue of an agreement between it and Jolly Roger Offshore Fund, LTD and Jolly Roger Activist Portfolio Company LTD, Pirate Capital LLC has dispositive power with respect to all of the Shares owned by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD, respectively. By virtue of his position as sole Managing Member of Jolly Roger Offshore Fund LTD, Thomas R. Hudson Jr. has sole voting power with respect to the Shares owned by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Managing Member of Pirate Capital LLC, Thomas
R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital, LLC has voting power or dispositive power.

------------------------------                             ---------------------
CUSIP NO.      3686821006              SCHEDULE 13D/A         PAGE 5 of 6
------------------------------                             ---------------------

     Accordingly, Pirate Capital LLC has shared voting power with respect to 889,200, or approximately 1.6%, of the shares of Common Stock and shared dispositive power with respect to 4,674,200, or approximately 8.5%, of the shares of Common Stock. Thomas R. Hudson Jr. has sole voting power with respect to 3,785,000, or approximately 6.9%, of the shares of Common Stock, shared voting power with respect to 889,200, or approximately 1.6%, of the shares of Common Stock and shared dispositive power with respect to 4,674,200, or approximately 8.5%, of the shares of Common Stock.

     (c) The following transactions in the Common Stock were effected since the Reporting Persons' most recent filing on Schedule 13D. All of the Shares were purchased by the Holders in open market transactions.

JOLLY ROGER ACTIVIST PORTFOLIO COMPANY LTD

Trade Date      Number of Shares        Price
------------   -----------------      --------
2006-01-31           263,200            19.92
2006-02-01             9,700            20.14


JOLLY ROGER FUND LP

Trade Date      Number of Shares        Price
------------   -----------------      --------
2006-02-02           111,800            19.86
2006-02-09           114,300            20.14
2006-02-17            70,100            19.55


Item 7.           MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of the Schedule 13D is hereby amended and restated as follows:

     A. Letter to the Issuer dated January 13, 2006 (previously filed)
     B. Letter to the Issuer dated January 27, 2006 (previously filed)
     C. Press release dated February 21, 2006

------------------------------                             ---------------------
CUSIP NO.      3686821006              SCHEDULE 13D/A         PAGE 6 of 6
------------------------------                             ---------------------


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 2006


                              PIRATE CAPITAL LLC


                              By: /s/ Thomas R. Hudson Jr.
                                  ---------------------------
                                  Name: Thomas R. Hudson Jr.
                                  Title: Managing Member


                              /s/ Thomas R. Hudson Jr.
                              ---------------------------
                              Thomas R. Hudson Jr.